EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the six months ended June 30, 2010 and the five years ended December 31, 2009 were as follows:

	Six Months Ended June 30, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
	(dollars in thousands)
Earnings:
Add:
Income before income (loss) from unconsolidated joint ventures, gains on sales of real estate and other assets, discontinued operations, cumulative effect of a change in accounting principle and net income attributable to noncontrolling interests	$120,996	$258,904	$287,426	$344,156	$294,806	$290,947
Gains on sales of real estate and other assets	2,734	11,760	33,340	957,406	727,131	188,546
Amortization of interest capitalized	1,294	2,498	2,315	2,394	3,387	3,298
Distributions from unconsolidated joint ventures	3,174	6,676	5,988	7,157	8,206	7,179
Fixed charges (see below)	205,894	371,649	341,608	336,302	308,326	313,809
Subtract:
Interest capitalized	(17,110)	(48,816)	(46,286)	(33,322)	(6,105)	(5,718)

Total earnings	$316,982	$602,671	$624,391	$1,614,093	$1,335,751	$798,061

Fixed charges:
Interest expensed	$188,784	$322,833	$295,322	$302,980	$302,221	$308,091
Interest capitalized	17,110	48,816	46,286	33,322	6,105	5,718

Total fixed charges	$205,894	$371,649	$341,608	$336,302	$308,326	$313,809

Preferred distributions	1,728	3,594	4,226	10,429	22,814	26,780

Total combined fixed charges and preferred distributions	$207,622	$375,243	$345,834	$346,731	$331,140	$340,589

Ratio of earnings to fixed charges	1.54	1.62	1.83	4.80	4.33	2.54

Ratio of earnings to combined fixed charges and preferred distributions	1.53	1.61	1.81	4.66	4.03	2.34